News Release



Northgate Minerals Corporation

NORTHGATE MINERALS CORPORATION
Stock Symbols: **TSX: NGX, AMEX: NXG**
Website: **www.northgateminerals.com**

Q2

For the three months ended
June 30, 2004

NORTHGATE POSTS A SECOND QUARTER NET INCOME OF $9 MILLION AND REPORTS A RECORD QUARTERLY CASH COST OF $129 PER OUNCE

VANCOUVER, July 29, 2004 – *(All figures in US dollars except where noted)* - Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported cash flow from operations before changes in working capital of $16,705,000 or $0.08 per common share (fully diluted) for the second quarter of 2004. Net earnings for the quarter were $8,958,000 or $0.04 per share.

Second Quarter 2004 Highlights

- The Kemess mine produced 78,046 ounces of gold and 18 million pounds of copper.

- The net cash cost of gold production at the Kemess mine dropped to $129 per ounce, the lowest quarterly cash cost in the history of the mine.

- Kemess continued to mine record tonnages of ore and waste from the Kemess open pit, exceeding the 155,000 tonne per day figure for the second quarter in a row.

- Northgate's cash reserves increased by $18 million during the quarter as a result of strong operating cash flow and a return to normal concentrate inventory levels.

- In July, Northgate closed a transaction for the staged purchase of the high grade Sustut Copper deposit, located 40 kilometers south of the Kemess mine.

- Almost 7,500 meters of diamond drilling were completed in and around the Kemess pit as part of the Kemess South Resource Conversion Project.

- The Kemess mine expansion project (Kemess North) entered the formal harmonized environmental review process in June.

Ken Stowe, President and CEO, commented, *"In the second quarter of 2004, our Kemess mine continued to deliver strong operating results, recording the lowest quarterly cash cost in the history of the mine and generating almost $17 million in cash flow. In the first six months of 2004, Northgate generated as much net income as it did in all of 2003, and our cash reserves rose to over $30 million. By changing our name to Northgate Minerals Corporation in May, we sought to reinforce our vision of Northgate as a strong mid-tier gold mining company with solid cash flow and a commitment to creating*

value through operational excellence. Ultimately though, we know that we will be judged on our operating and financial performance which so far this year has been excellent in all regards. During the second half of the year, we will continue to focus on optimizing our Kemess operation and push ahead with feasibility work and permitting for the Kemess North pit. With strong gold and copper production forecast for the balance of the year and buoyant commodity prices, I firmly expect 2004 to be a record year for Northgate Minerals Corporation."

RESULTS OF OPERATIONS

Northgate recorded net earnings of $8,958,000 or $0.04 per share in the second quarter compared with a loss of $5,657,000 or $0.03 per share during the corresponding quarter of 2003. The increase in earnings in the second quarter of 2004 was the result of higher prices for gold and copper and a large increase in metal sales that resulted from the 8,000 tonne reduction in concentrate inventory that occurred at the mine during the quarter. Cash flow from operations (before changes in working capital) was $16,705,000 or $0.08 per share in the second quarter of 2004 compared with cash flow of $3,380,000 or $0.02 per share during the same quarter last year. Earnings and cash flow figures for the first six months of 2004 and 2003 reflect the retroactive adoption of a required change in the Corporation's accounting policy for revenue recognition. This change has the effect of delaying the recognition of sales revenue from the time concentrate is produced at the Kemess mill until Northgate receives a preliminary payment from the buyer. Accordingly, revenue and the cost of sales reported in the Corporation's quarterly financial statements do not correspond directly to quarterly production. The Corporation has restated the 2003 comparative figures for this change, so that the basis of presentation for 2003 is consistent with that used for 2004. A summary of this change can be found in Note 1 to the financial statements.

Kemess Mine Performance

The Kemess mine produced 78,046 ounces of gold and 18 million pounds of copper during the second quarter of 2004 compared with 69,226 ounces and 19.5 million pounds in the second quarter of 2003. Production of both gold and copper during the quarter was consistent with plan projections.

Mining continued at near record levels during the current quarter with over 156,000 tonnes per day removed from the open pit compared to 144,000 tonnes per day mined during the corresponding quarter of 2003. Unit mining costs during the current quarter dropped to Cdn$0.91 per tonne compared with Cdn$0.97 per tonne in the second quarter of 2003. For the six month period ended June 30, 2004, mining costs were 9% lower than they were in the corresponding period of 2003.

Mill availability during the second quarter of 2004 was 92% and throughput was 50,598 tonnes per day, virtually identical to the throughput in the second quarter of 2003. During the balance of 2004, mill throughput is expected to increase as additional softer supergene ore is scheduled for processing in the third quarter and the project to enhance the rotational speed of the second of two SAG mills is completed.

Gold recovery averaged 68% in the second quarter of 2004 compared with 73% in the second quarter of 2003. The lower gold recovery in the most recent quarter was the result of the one month supergene campaign completed during the quarter, where supergene and leach cap ores, with inherently lower gold and copper recoveries, were processed. During 2003, this seasonal campaign did not occur until the third quarter of the year. The second quarter supergene campaign also reduced the average copper recovery during the current quarter to 81% from 85% in the corresponding period of 2003.

The total cost of production during the second quarter of 2004 was Cdn$7.13 per tonne milled compared with Cdn$7.04 per tonne milled in the corresponding period of 2003. Total site operating costs were Cdn$32.8 million during the current quarter, representing an increase of only 1% compared to the corresponding quarter of 2003 in spite of the 8% increase in tonnes mined. During the second quarter of 2004 the Kemess mine set a record for the lowest quarterly cash cost in the history of the mine at $129 per ounce compared with $249 per ounce in the corresponding period of 2003. The significantly higher by-product credit generated by higher copper prices in the second quarter of 2004 and the higher gold production were responsible for this strong performance. Using the Gold Institute methodology which many other gold companies use, Kemess' cash cost during the current quarter was only $55 per ounce compared with $205 per ounce in the corresponding quarter of 2003.

The following table provides a summary of operations for the second quarter and the first six months of 2004, compared with the comparable periods of 2003.

(100% of production basis)	**2Q 04**	2Q 03	**1H 04**	1H 03
Ore + waste mined (tonnes)	**14,209,213**	13,107,691	**28,484,276**	26,139,747
Ore mined (tonnes)	**3,783,597**	4,550,040	**9,779,725**	9,181,409
Stripping ratio (waste/ore)	**2.76**	1.88	**1.91**	1.85
Ore milled (tonnes)	**4,604,442**	4,597,898	**9,132,292**	9,055,774
Average mill operating rate (tonnes per day)	**50,598**	50,526	**50,177**	50,032
Gold grade (gmt)	**0.778**	0.646	**0.648**	0.624
Copper grade (%)	**0.220**	0.227	**0.216**	0.217
Gold recovery (%)	**68**	73	**68**	72
Copper recovery (%)	**81**	85	**82**	85
Gold production (ounces)	**78,046**	69,226	**129,492**	131,225
Copper production (000's pounds)	**18,006**	19,516	**35,723**	36,667
Cash cost ($/ounce)				
Full absorption method	**129**	249	**158**	252
Gold Institute method	**55**	205	**97**	209

While many broad measures of safety performance such as the reportable injury frequency and the number of medical aids continued to improve in the second quarter of 2004, two lost time injuries were recorded. While neither of these incidents was serious, management at the Kemess mine is continuing its efforts to stress personal safety awareness and members of the Northgate's Health, Safety and Environment committee visited the mine during the quarter to reinforce the Corporation's commitment to working safely.

The most recent forecast of metal production for the balance of 2004 (see table below) indicates that Kemess is still on track to produce a total of 300,000 ounces during the year.

Kemess Mine Quarterly Metal Production Forecast

	Q1	Q2	Q3	Q4	Total 2004
Gold (ounces)	51,500	78,046	81,454	89,000	300,000
Copper (millions lbs)	17.7	18.0	19.0	20.3	75

Financial Performance

Northgate's revenues in the second quarter of 2004 were $49,994,000 compared with $26,204,000 in the corresponding period in 2003. Both these figures include the effect of the accounting policy change on revenue recognition (see Note 1 to the financial statements). Metal sales in the second quarter of 2004 consisted of 91,083 ounces of gold and 22.1 million pounds of copper compared with 66,032 ounces of gold and 18.9 million pounds of copper in the corresponding quarter of the previous year. The net realized metal prices received on sales in the second quarter of 2004 were approximately $374 per ounce of gold and $1.27 per pound of copper compared with $347 per ounce and $0.74 per pound in the second quarter of last year. In the second quarter of 2004, the Corporation closed out 21,750 ounces of its gold forward sales position, which reduced the realized price of gold sold during the quarter by $19 per ounce.

Cost of sales in the second quarter of 2004 was $29,122,000 compared with the corresponding period last year when the cost of sales was $19,645,000. The cost of sales reported during both periods reflects the change in accounting policy on revenue recognition. As a result of this change, the cost of sales that are reported during a quarter do not necessarily correspond to the operating costs that were actually incurred in that quarter because costs associated with concentrate production are included in inventory until the associated revenue is recognized. The large increase in cost of sales in the second quarter of 2004 was the result of the 8,000 tonne reduction in concentrate inventory during the quarter which brought additional costs into the quarter that were incurred in prior periods.

Administrative and general expenses were $1,442,000 in the second quarter of 2004 compared with $1,190,000 in the comparable period of 2003. Costs were higher during the second quarter of 2004 than they were in the corresponding period of 2003 primarily as a result of additional overhead costs the Corporation is now incurring as a result of increased corporate activities and staffing.

Depreciation and depletion expenses in the second quarter were $7,311,000, compared to $8,244,000 during the corresponding period of 2003. The depreciation and depletion expense for the most recent quarter was lower than the corresponding period of 2003 because less ore was actually mined as the mill drew upon 800,000 tonnes of stockpiled supergene and leach cap ores that had been mined in the first quarter of 2004. Amortization of the Corporation's mineral property, plant and equipment is based on the unit-of-production method as ore is mined from the Kemess South pit.

Net interest expense was $865,000 for the three months ended June 30, 2004 compared to $916,000 in the corresponding quarter of 2003. The decrease in net interest expense in the most recent quarter is the result of increased interest income derived from the Corporation's increased cash reserves combined with the reduction of debt and capital lease obligations.

Exploration expenses in the second quarter were $1,458,000 compared with $1,335,000 in the comparable period of 2003. Exploration expenditures are typically highest in the second and third quarters of each year when the weather in northern Canada is suitable for drilling and prospecting. The exploration expense in the second quarter of 2003 included $428,000 in costs related to the pre-feasibility study for the Kemess Mine expansion which were expensed up until June 30, 2003.

Capital expenditures during the second quarter of 2004 totaled $2,696,000 compared to $6,473,000 in the corresponding period of 2003. Capital expenditures in the most recent quarter included $576,000 for the Kemess mine expansion project (Kemess North) with the balance relating to the seasonal construction of the tailings dam. In the second quarter of 2003, capital expenditures were substantially higher than they were in the most recent quarter, due to the purchase of a new production drill.

Changes to accounting policies

On January 1, 2004, the Corporation retroactively adopted accounting policy changes related to revenue recognition and asset retirement obligations (site closure and reclamation costs), as a result of changes to Canadian Generally Accepted Accounting Principles ("GAAP"). These changes are discussed in Note 1 of the Corporation's second quarter consolidated financial statements.

KEMESS SOUTH RESOURCE CONVERSION PROJECT

At December 31, 2003, there were slightly over 52 million tonnes of resources at Kemess South lying outside the current ultimate pit boundary. Beginning in March of 2004, Kemess geologists began a diamond drilling program in and around the Kemess South pit in order to better define these known resources and test potential extensions of the mineralization, with the goal of increasing reserves at Kemess South. The drilling was completed in June. Once the assay results are available, they will be incorporated into a revised block model that will form the basis for a redesigned pit. The results of this project are expected in September.

2004 EXPLORATION UPDATE

Northgate is conducting exploration on the Kemess claims surrounding the Kemess mine and at three Option/Joint venture properties in British Columbia and the Yukon. Exploration on all these properties began in late June or early July and Northgate expects to complete over 17,000 meters of diamond drilling in the 2004 exploration season.

On the Kemess claims, four holes were completed on the Duncan Ridge skarn target with no encouraging results. Geophysical surveys on the Bear claims south of the Kemess mine have also been completed and await detailed interpretation before these targets are drill tested.

At the Brenda property, an option with Canasil Resources located 25 km northwest of Kemess, drilling has begun to follow up on the two Kemess-style porphyry gold/copper intersections discovered in 2003.

At the Hyland Gold property, an option with StrataGold Corporation, located in the southeastern Yukon Territory, geophysical surveys have been completed and diamond drilling has begun on the new targets identified.

At the RDN property, an option agreement with Rimfire Minerals, in the Iskut River District of northwestern British Columbia, geologists have begun testing the Eskay Creek correlative horizon for high grade precious metal deposit similar to Eskay Creek.

KEMESS MINE EXPANSION PROJECT

The feasibility study work for the Kemess Mine Expansion project (Kemess North) is continuing and will incorporate the results of the resource drilling around the Kemess South pit, and detailed engineering work on the tunnel / conveyor system required to transport ore to the existing milling facilities.

The project is in the advance stages of the Environmental Pre-Application Review Stage. Northgate anticipates submitting the Environmental Impact Assessment Application Report in October 2004, at which time the full environmental review will be initiated under the *Canadian Environmental Assessment Act* ("CEAA").

SUSTUT COPPER

On July 29, 2004, Northgate executed the definitive agreement, for the previously announced acquisition of the high grade Sustut Copper deposit, for staged payments totaling Cdn$1.705 million. The deposit, located 40 kilometers south of the Kemess mine, contains 4.676 million tonnes (grading 2.02% copper and 6 grams/tonne silver) that is amenable to open pit mining. Northgate's engineers are reviewing the project, with the goal of reducing the feasibility study estimates for capital and operating costs. Extensive metallurgical test work indicates that this material is compatible with the Kemess mill where it will be blended with Kemess ore.

****

QUARTERLY CONFERENCE CALL

You are invited to participate in the Northgate Minerals Corporation live conference call announcing our 2004 second quarter results. The call will take place on Friday, July 30, 2004, at 10:00 am ET. The presentation package for the conference call will be posted the morning of July 30 on Northgate's web site at www.northgateminerals.com under Investor Info – Presentations page.

Scheduled speakers for the conference call are Terry Lyons, Chairman, Kenneth Stowe, President and Chief Executive Officer, and Jon Douglas, Senior Vice President and Chief Financial Officer.

Teleconference:

You may participate in the Northgate Conference Call by calling **(416) 695-9702** or toll free in North America at **1 (888) 280-8349** with reservation number **T508551S**. To ensure your participation, please call five minutes prior to the scheduled start of the call. The archived teleconference may be accessed by dialing (416) 641-2128 or 1 (888) 440-6193 with reservation number 8551.

****

Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess mine in north-central British Columbia and the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of section 21E of the *United States Securities Exchange Act of 1934*, as amended. Forward-looking statements include without limitation, statements regarding future production, potential mineralization and reserves, exploration results and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk Factors" in Northgate's 2003 Annual Report and under the heading "Trends, Risks and Uncertainties" in Northgate's 2003 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov).

For further information, please contact:

Mr. Ken G. Stowe
President and Chief Executive Officer
416-216-2772

Mr. Jon A. Douglas
Senior Vice President and Chief Financial Officer
416-216-2774

NORTHGATE MINERALS CORPORATION

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	June 30 2004		December 31 2003	
	(Unaudited)		*(Restated)*	
ASSETS				
Current assets				
Cash and cash equivalents	$	**30,704**	$	7,743
Concentrate settlements and other receivables		**6,144**		13,051
Inventories		**9,735**		12,200
		46,583		32,994
Other assets		**15,084**		15,476
Mineral property, plant and equipment		**181,198**		189,964
	$	**242,865**	$	238,434
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**13,764**	$	15,219
Current portion of capital lease obligations		**4,020**		3,566
Current portion of long-term debt		**16,500**		12,000
		34,284		30,785
Capital lease obligations		**10,282**		9,554
Long-term debt		**33,000**		43,500
Provision for site closure and reclamation		**16,186**		15,983
		93,752		99,822
Shareholders' equity		**149,113**		138,612
	$	**242,865**	$	238,434

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended June 30		Six months ended June 30	
(Unaudited)	**2004**	2003	**2004**	2003
		(Restated)		*(Restated)*
Revenue	$ **49,994**	$ 26,204	$ **86,478**	$ 55,957
Cost of sales	**29,122**	19,645	**50,794**	41,902
Administrative and general	**1,442**	1,190	**3,138**	2,108
	30,564	20,835	**53,932**	44,010
Earnings before interest, taxes, depreciation & depletion & other expenses	**19,430**	5,369	**32,546**	11,947
Other expenses:				
Depreciation and depletion	**7,311**	8,244	**18,675**	16,246
Accretion of site closure & reclamation liability	**213**	143	**433**	286
Net interest	**865**	916	**1,875**	1,868
Exploration	**1,458**	1,335	**1,674**	1,852
Currency translation losses (gains)	**258**	324	**5**	(516)
Mining and capital taxes	**587**	257	**1,012**	501
Other expense (income)	**(220)**	(193)	**(125)**	(193)
Non-controlling interest	**--**	--	**--**	19
	10,472	11,026	**23,549**	20,063
Earnings (loss) for the period	$ **8,958**	$ (5,657)	$ **8,997**	$ (8,116)
Earnings (loss) per share - basic & diluted	$ **0.04**	$ (0.03)	$ **0.05**	$ (0.04)
Weighted average shares outstanding:				
Basic	**200,311,015**	198,521,154	**199,721,277**	193,091,130
Diluted	**201,444,547**	199,429,233	**199,868,851**	194,200,937

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30	
(Unaudited)	**2004**	2003	**2004**	2003
		(Restated)		*(Restated)*
Retained earnings (deficit) at beginning of period				
As previously reported	$ **(46,426)**	$ (52,901)	$ **(39,457)**	$ (48,522)
Adjustment for retroactive change in accounting for asset retirement obligations (note 1)	**--**	583	**(296)**	875
Adjustment for retroactive change in accounting for revenue recognition (note 1)	**--**	(597)	**(6,712)**	(2,809)
Retained earnings (deficit) at beginning of period as restated	**(46,426)**	(52,915)	**(46,465)**	(50,456)
Earnings (loss) for the period	**8,958**	(5,657)	**8,997**	(8,116)
Retained earnings (deficit) at end of period	$ **(37,468)**	$ (58,572)	$ **(37,468)**	$ (58,572)

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

	Three months ended June 30		Six months ended June 30	
(Unaudited)	**2004**	2003	**2004**	2003
		(Restated)		*(Restated)*
CASH PROVIDED BY (USED IN)				
Operations				
Earnings (loss) for the period	$ **8,958**	$ (5,657)	$ **8,997**	$ (8,116)
Non-cash items:				
Depreciation and depletion	**7,311**	8,244	**18,675**	16,246
Non-controlling interest	**--**	--	**--**	19
Accretion of site closure & reclamation liability	**213**	143	**433**	286
Unrealized currency translation losses (gains)	**(102)**	257	**(643)**	585
Amortization of deferred expenses	**228**	275	**453**	420
Stock-based compensation	**97**	118	**497**	237
Other losses (gains)	**--**	--	**95**	--
	16,705	3,380	**28,507**	9,677
Changes in non-cash operating working capital:				
Concentrate settlements & other receivables	**5,608**	2,002	**6,907**	2,445
Inventories	**5,346**	(2,253)	**2,465**	(1,266)
Accounts payable & accrued liabilities	**(2,545)**	2,206	**(1,455)**	(1,727)
	25,114	5,335	**36,424**	9,129
Investments				
Other assets	**--**	1	**--**	71
Additions to mineral property, plant & equipment	**(2,696)**	(2,765)	**(6,324)**	(4,145)
	(2,696)	(2,764)	**(6,324)**	(4,074)
Financing				
Repayment of capital lease obligations	**(1,034)**	(305)	**(2,145)**	(1,501)
Repayment of debt	**(3,000)**	(5,993)	**(6,000)**	(8,243)
Issuance of debt	**--**	--	**--**	3,743
Issuance of common shares, net of share issuance costs	**6**	31	**1,006**	9
	(4,028)	(6,267)	**(7,139)**	(5,992)
Increase (decrease) in cash and cash equivalents	**18,390**	(3,696)	**22,961**	(937)
Cash and cash equivalents at beginning of period	**12,314**	7,160	**7,743**	4,401
Cash and cash equivalents at end of period	$ **30,704**	$ 3,464	$ **30,704**	$ 3,464
Supplementary information:				
Cash paid during the period for:				
Interest	$ **837**	$ 854	$ **1,723**	$ 1,503
Income taxes	$ **--**	$ --	$ **--**	$ --
Non cash financing and investing activities:				
Issuance of common shares for acquisition of non-controlling interest in Kemess Mines Ltd.	$ **--**	$ --	$ **--**	$ 6,790
Purchase of mineral property, plant & equipment by assumption of capital lease obligations	$ **--**	$ 3,708	$ **3,327**	$ 3,708

The accompanying note forms an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six months ended June 30, 2004 and 2003
(Dollar amounts in tables are expressed in thousands of United States dollars unless indicated) (unaudited)

1. **Basis of Presentation**

   The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual Report for the year ended December 31, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

   These financial statements are prepared using the same accounting policies and methods of application and those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2003, with the exception of policy changes related to revenue recognition and site closure and reclamation costs which were adopted effective January 1, 2004 as a result of changes to Canadian GAAP.

   Revenue recognition

   Prior to January 1, 2004, Canadian GAAP for mining companies permitted the recognition of revenue upon production of concentrate. Under Emerging Issues Committee Abstract 141 ("EIC-141"), which for the Corporation is effective January 1, 2004, the recognition of sales revenue under Canadian GAAP was harmonized with US GAAP. Effective January 1, 2004, the Corporation retroactively adopted the change in accounting policy for revenue recognition. Revenue from sale of the Corporation's concentrate is now recorded when pervasive evidence of an arrangement exists, delivery has occurred and the sales price is fixed and determinable. Under the Corporation's current concentrate sales contract these conditions are fulfilled upon receipt of provisional payment from the buyer typically within seven days of the date that concentrate is loaded into railcars for shipment to the receiving smelter. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted based upon market prices until final settlement with the buyer pursuant to the terms of the sales contract. Adoption of EIC-141 resulted in a decrease in inventory and retained earnings (deficit) of $6,712,000 as at December 31, 2003. The impact on the three months ending June 30, 2003 was a decrease in revenue of $3,922,000, a decrease in the cost of sales of $1,745,000, an increase in currency translation loss of $62,000 and an increase in the opening retained earnings (deficit) of $597,000. The impact on the six months ending June 30, 2003 was a decrease in revenue of $524,000, a decrease in the cost of sales of $490,000 and an increase in currency translation gain of $7,000.

   Site closure and reclamation costs

   Effective January 1, 2004, the Corporation adopted the CICA's Handbook section 3110, *"Asset Retirement Obligations"* ("HB 3110"). Under this new standard, the recognition, measurement and disclosure of liabilities related to the retirement of tangible long-lived assets under Canadian GAAP has been harmonized with US GAAP. HB 3110 requires the recognition of any statutory, contractual or other legal obligation, related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized into the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Prior to the adoption of HB 3110, the Corporation accounted for reclamation and closure costs according to provisions of Section 3061, *"Property, Plant and Equipment"* of the CICA Handbook and accrued the amount

associated with the retirement of tangible long-lived assets as a charge to operations over the life of the mine using the unit-of-production method. The Corporation adopted HB 3110 retroactively with restatement of prior periods presented. Adoption of HB 3110 resulted in an increase in mineral property, plant and equipment of $2,770,000, an increase in provision for site closure and reclamation of $3,065,000 and an increase in opening retained earnings/(deficit) of $295,000 as of January 1, 2004. In addition, for the quarter ending June 30, 2003, adoption of HB 3110 resulted in a decrease in cost of sales of $77,000, an increase in depreciation and depletion of $138,000, and increase in accretion of site closure and reclamation costs of $143,000 and an increase in foreign currency translation loss of $88,000. For the six months ending June 30, 2003, adoption of HB 3110 resulted in a decrease in cost of sales of $154,000, an increase in depreciation and depletion of $276,000, an increase in accretion of site closure and reclamation costs of $286,000 and a decrease in foreign currency translation gain of $176,000.

The continuity of the provision for site closure and reclamation costs for the six months ended June 30, 2004 is as follows:

Balance, December 31, 2003, as previously reported	**$12,918**
Effect of change in accounting policy	**3,065**
Balance, December 31, 2003, as restated	15,983
Q1 2004	
Liabilities incurred in the period	173
Accretion expense	220
Effect of foreign exchange	(217)
Q2 2004	
Liabilities incurred in the period	168
Accretion expense	213
Effect of foreign exchange	(354)
Balance, June 30, 2004 (unaudited)	$16,186

The expected site closure costs used in the determination of this provision total $22.8 million, which is expected to be spent over a period of three years beginning in 2009 after the reserves within the Kemess South pit are depleted. The credit-adjusted risk free rate at which the estimated future cash flows have been discounted is 5.625%.

2. **Shareholders' Equity**

	June 30 2004	December 31 2003
	(Unaudited)	*(Restated)*
Common shares (a)	$ **177,186**	$ 176,179
Common share purchase warrants	**8,613**	8,613
Contributed surplus (b)	**782**	285
Retained earnings (deficit)	**(37,468)**	(46,465)
	$ **149,113**	$ 138,612

a)   Common shares

	Number of shares	Amount
Balance, December 31, 2003	198,759,915	$ 176,179
Issued in Q1 2004:		
On exercise of warrants	1,500,000	949
On exercise of options	47,100	52
Issued in Q2 2004:		
On exercise of options	4,000	6
Balance, June 30, 2004 *(unaudited)*	200,311,015	$ 177,186

(b)   Stock-based compensation

During the three months ended June 30, 2004, the Corporation granted 55,000 options to employees exercisable at Cdn$2.49 for seven years and 150,000 options to employees exercisable at Cdn$2.21 for seven years. 41,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary date of the grant over the next four years. During the three months ended March 31, 2004, the Corporation granted 1,190,000 options to employees exercisable at Cdn$2.88 for seven years. 238,000 (20%) of these options vested immediately, with the balance vesting in equal amounts on the anniversary of the grant date over the next four years. The fair value of the options vested in the three months ended June 30, 2004 was $97,000 and for the six months ended June 30, 2003 was $497,000.

The fair value of the share options granted during the first two quarters of 2004 was estimated using the Black-Scholes pricing model with the following assumptions:

	For Options Granted in Q2 2004	For Options Granted in Q2 2003	For Options Granted in Q1 2004	For Options Granted in Q1 2003
Risk-free interest rate	2.50%	2.50%	2.50%	2.50%
Annual dividends	--	--	--	--
Expected stock price volatility	64%	54%	67%	63%
Expected option life	4 years	3 years	4 years	3 years
Per share fair value of options granted (Cdn$)	$1.08	$0.56	$1.51	$0.80

3. **Financial Instruments**

At June 30, 2004, Kemess Mines Ltd., a wholly owned subsidiary of Northgate, had forward sales commitments with major financial institutions to deliver 304,500 ounces of gold at an average forward price of $307 per ounce. These forward sales commitments are in the form of forward sales contracts maturing between July 28, 2004 and December 31, 2007. The unrealized loss on these forward sales contracts at June 30, 2004 was approximately $31,794,000.

4. **Commitments and Contingencies**

On July 29, 2004, Northgate executed the definitive agreement, for the previously announced acquisition of the Sustut Copper deposit. The agreement requires Northgate to make a series of staged payments totaling Cdn$1,705,000 over the next three years as the property moves towards production.

Northgate has signed a letter of intent with Rimfire Minerals Corporation to establish an option/joint venture agreement for the RDN property in northwestern British Columbia. Under the terms of the letter of intent, Northgate is committed to pay Cdn$25,000 on signing of a definitive agreement and spend Cdn$1 million on exploration at the RDN property in 2004.